SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                  For 15 November, 2004


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                               SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Bank of Ireland

2. Name of director

Roy Bailie
Richard Burrows
Laurence Crowley
David Dilger
Donal Geaney
Maurice Keane
Ray MacSharry
George Magan
Caroline Marland
Declan McCourt
Tom Moran
Terry Neill
Denis O'Brien
Mary Redmond

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Roy Bailie
Richard Burrows
Laurence Crowley
David Dilger
Donal Geaney
Maurice Keane
Ray MacSharry
George Magan
Caroline Marland
Declan McCourt
Tom Moran
Terry Neill
Denis O'Brien
Mary Redmond

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of Stock in lieu of Part Director's Fees

7. Number of shares / amount of stock acquired

Roy Bailie 247
Richard Burrows 364
Laurence Crowley 942
David Dilger 178
Donal Geaney 179
Maurice Keane 179
Ray MacSharry 179
George Magan 178
Caroline Marland 179
Declan McCourt 178
Tom Moran 179
Terry Neill 178
Denis O'Brien 179
Mary Redmond 179

8. Percentage of issued class

Roy Bailie 0%
Richard Burrows 0%
Laurence Crowley 0%
David Dilger 0%
Donal Geaney 0%
Maurice Keane 0%
Ray MacSharry 0%
George Magan 0%
Caroline Marland 0%
Declan McCourt 0%
Tom Moran 0%
Terry Neill 0%
Denis O'Brien 0%
Mary Redmond 0%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class


11. Class of security

Ordinary Stock

12. Price per share

Euro 11.177 in each case

13. Date of transaction

12 November 2004

14. Date company informed

12 November 2004

15. Total holding following this notification

Roy Bailie 3,808
Richard Burrows 46,590
Laurence Crowley 38,640
David Dilger 2,523
Donal Geaney 18,068
Maurice Keane 1,191,666
Ray MacSharry 1,954
George Magan 1,423
Caroline Marland 1,705
Declan McCourt 5,200
Tom Moran 1,720
Terry Neill 83,826
Denis O'Brien 301,705
Mary Redmond 2,877

16. Total percentage holding of issued class following this notification

Roy Bailie 0.0004%
Richard Burrows 0.005%
Laurence Crowley 0.004%
David Dilger 0.0003%
Donal Geaney 0.002%
Maurice Keane 0.12%
Ray MacSharry 0.0002%
George Magan 0.0001%
Caroline Marland 0.0002%
Declan McCourt 0.0005%
Tom Moran 0.0002%
Terry Neill 0.009%
Denis O'Brien 0.03%
Mary Redmond 0.0003%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant


18. Period during which or date on which exercisable


19. Total amount paid (if any) for grant of the option


20. Description of shares or debentures involved: class, number


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22. Total number of shares or debentures over which options held following this notification


23. Any additional information


24. Name of contact and telephone number for queries

Giles Kerr
+ 353 1 6043860

25. Name and signature of authorised company official responsible for making this notification

Giles Kerr

Date of Notification

15 November 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 15 November, 2004